UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2011

Commission File Number: 001-33728

NOAH EDUCATION HOLDINGS LTD.
10th Floor B Building
Tian’an Hi-Tech Venture Park
Futian District, Shenzhen
Guangdong 518048, People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Education Holdings Ltd.
By:	/s/ Jerry He
	Name:	Jerry He
	Title:	Chief Financial Officer

Dated: March 1, 2011

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release
99.2	Press Release

Exhibit 99.1
Noah Education Announces Receipt of Offer for
Electronic Learning Product Business
SHENZHEN — February 25, 2011 — Noah Education Holdings Ltd. (NYSE: NED) (“Noah” or the “Company”), a leading provider of education products and services in China, today announced that the board of directors of the Company (the “Board”) has received an indicative non-binding offer (the “Offer”) from Mr. Benguo Tang, one of Noah’s founders, to acquire Noah’s Electronic Learning Product (“ELP”) business and operating assets (excluding cash and the office building in Chengdu). In connection with the submission of the Offer, Mr. Tang has also resigned from his role as Noah’s President and Chief Operating Officer (“COO”) and the Board has appointed Mr. Ruchun Zhang as the interim President and COO of the Company, effective immediately.
Due to the increasing competition from more versatile mobile devices such as tablet computers and smart phones, the traditional ELP business has incurred losses during the past few quarters. In light of the fundamental changes in the market, disruptions to the Company’s distribution network, and the Company’s intention to focus more heavily on its education services business, Noah has considered various strategic alternatives for the ELP business in the past several months, including conducting a confidential solicitation of interest in acquiring the ELP business. In late 2010, the Company retained an independent financial advisor to assist it in soliciting and evaluating bids for the ELP business. However, no suitable bidder has emerged to date. On February 15, 2011, the Board established a special committee (the “Special Committee”) to continue to evaluate the strategic alternatives relating to the ELP business, including, among others, the closure of the ELP business. The Special Committee consists of five members of the Board (i.e., Benzhong Wang, Shengli Zheng, Xiao Chen, Conrad Kwong Yue Tsang and Dong Xu), a majority of whom are independent directors.
Mr. Tang submitted the Offer to the Board on February 22, 2011. The Offer indicated a preliminary price range of RMB90 million to RMB120 million. In connection with the Offer, Mr. Tang has resigned from his role as Noah’s President and COO, effective immediately, but will remain with the Company in the capacity of a non-executive director. Mr. Tang will refrain from attending any Board meetings discussing the Offer or the other alternatives for the ELP business. At a meeting of the Board on February 24, 2011, the Board authorized the Special Committee to evaluate the Offer and appointed Mr. Ruchun Zhang, Senior Vice President of the Company, as the Company’s interim President and COO. While evaluating the proposal from Mr. Tang, the Special Committee is also authorized to solicit offers from other potential purchasers and will continue to assess other alternatives, including closure of the ELP business.
Commenting on the announcement, Mr. Xu Dong, Noah’s Chairman and Chief Executive Officer, said, “After careful evaluation of the evolving market dynamics and our current positioning relative to our long-term goals, we have made the prudent decision to consider strategic alternatives for our ELP business. This decision will enable us to place increased focus on our education services business, more effectively pursue growth opportunities and, ultimately, deliver value to our shareholders. The Special Committee is dedicated to carefully evaluating both Mr. Tang’s offer and other alternatives to ensure we pursue the avenue that has robust growth prospects while maintaining the financial health of our company. As we work through this transitional period, we are confident about our future opportunities within the education services space. In addition to the attractive margin and high visibility nature of the education services industry, this fast-growing market in China remains highly fragmented and underpenetrated. Our existing footprint in this space and strong balance sheet positions us well to capitalize on these robust opportunities and emerge as the clear market leader. Our current education services portfolio, including Little New Star and Wentai Education, has demonstrated impressive growth under the Noah umbrella and we look forward to leveraging this momentum in order to fuel growth and expand this business.”
About Noah Education Holdings Ltd.
Noah is a leading provider of education products and services in China. The Company’s core offering includes the development and marketing of interactive educational courseware content, electronic learning products (ELPs), software, as well as the provision of education services. Noah combines standardized educational content with innovative digital and multimedia technologies to create a dynamic learning experience and improve academic performance for children in China. The Company has developed a nationwide sales network, powerful brand image, and accessible and diverse delivery platforms to bring its innovative content to the student population. Noah offers education services in China via Shenzhen Wentai Education Industry Development Co., Ltd (“Wentai Education”), a company focused on early childhood, primary and secondary education services, as well as providing English language training for children under the brand Little New Star in its directly owned training centers and franchised training centers. Noah was founded in 2004 and is listed on the New York Stock Exchange under the ticker symbol NED. For more information about Noah, please visit http://www.noahedu.com.cn.

Safe Harbor Statement
This press release contains forward-looking statements that reflect Noah’s current expectations and views of future events that involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Noah has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. You should understand that our actual future results may be materially different from and worse than what Noah expects. Information regarding these risks, uncertainties and other factors is included in Noah’s most recent Annual Report on Form 20-F and other filings with the SEC.
Contacts:

Noah Education Holdings Ltd. Jerry He Chief Financial Officer and Executive Vice President Tel: +86 (755) 8204 9263 Email: jerry.he@noahedu.com	Investor Relations (US)
Kelly Gawlik
Taylor Rafferty
Tel: +1 (212) 889-4350
Email: noahedu@taylor-rafferty.com

Investor Relations (Hong Kong)
Mahmoud Siddig
Taylor Rafferty
Tel: +852 3196 3712
Email: noahedu@taylor-rafferty.com

Exhibit 99.2
Noah Education Announces Unaudited Second Quarter
Fiscal Year 2011 Financial Results
Education services revenue increased 264% year-over-year
SHENZHEN — February 28, 2011 — Noah Education Holdings Ltd. (NYSE: NED) (“Noah” or “the Company”), a leading provider of education products and services in China, today announced its unaudited financial results for the second quarter ended December 31, 2010.
Second Quarter Fiscal 2011 Financial Highlights
•	Net revenue for the quarter decreased by 58.6% to RMB64.2 million (US$9.7 million), compared with RMB154.9 million in the second quarter of fiscal 2010
•	Net revenue from the Electronic Learning Product (ELP) business was RMB43.1 million (US$6.5 million), a 71.1% decrease from RMB149.1 million in the second quarter of fiscal 2010
•	Net revenue from the education services business was RMB21.1 million (US$3.2 million), a 264% increase compared with RMB5.8 million in the second quarter of fiscal 2010
•	Gross profit was RMB17.0 million (US$2.6 million), a 76.9% decrease compared with RMB73.5 million in the second quarter of fiscal 2010
•	Operating loss was RMB63.6 million (US$9.6 million), compared with operating income of RMB10.1 million in the second quarter of fiscal 2010
•	Net loss was RMB53.4 million (US$8.1 million), compared with net income of RMB15.4 million in the second quarter of fiscal 2010
•
Basic and diluted losses per share were RMB1.44 (US$0.22) respectively, compared with basic and diluted earnings per share of RMB0.40 and RMB0.39 respectively for the second quarter of fiscal 2010. Non-GAAP basic and diluted losses per share, excluding share-based compensation expenses, were RMB1.38 (US$0.21) respectively, compared with basic and diluted earnings per share of RMB0.47 and RMB0.46 respectively for the second quarter of fiscal 2010

Commenting on the results, Mr. Xu Dong, Noah’s Chairman and Chief Executive Officer, said, “In the second quarter of fiscal 2011, we witnessed a very strong performance within our education services business, as revenue for this segment grew 264% year-over-year and exceeded our guidance. Little New Star continued to progress nicely with 13 franchised schools added to its network in the second fiscal quarter, while Wentai Education has been actively pursuing targets to expand the number of schools under management. Wentai Education’s management team has demonstrated very impressive execution ability since joining Noah, with four established kindergartens currently under conversion and three new schools or kindergartens scheduled to open by September 2011. Given this positive momentum, by the end of 2011 we expect the number of Wentai schools to be double that of the 10 schools in operation at the time of the acquisition in July 2010. This rapid ramp up is representative of the robust growth prospects present in the education services space as well as our intent to capitalize on these opportunities. In addition to driving growth from both Little New Star and Wentai Education, we remain committed to executing on our strategic initiative of acquiring other complementary businesses that will further strengthen our footprint within China’s fast growing, highly fragmented and underpenetrated education services space.

“The shift in the nature of our vendor relationships continued to adversely impact sales within our ELP business during the quarter; however, we proactively took measures to ensure our balance sheet remained fundamentally sound. Our ardent focus on collections enabled us to reduce our accounts receivable by RMB57 million in the quarter, and our initiative to offload more mature devices resulted in a RMB16 million decline in total inventory levels compared to the balance as at September 30, 2010. In light of the changing dynamics within the ELP industry in China, the shifting demand to more versatile and integrated mobile devices and our ability to effectively compete in this space in recent quarters, we have decided to consider strategic alternatives for our ELP business. Mr. Benguo Tang, one of Noah’s founders, has recently submitted an indicative non-binding offer to purchase the business and its operating assets, and the Board has established a special committee dedicated to evaluating both this offer as well as other viable options. Though we are still in the process of determining the most appropriate next step, we believe that our decision to shift our focus increasingly to education services will ultimately provide for healthier, long-term revenue streams and growth opportunities.
“Looking ahead, we are encouraged by our recent performance within education services and are confident in our long-term outlook as we move towards a business model completely centered on this more stable, higher-margin and high-visibility segment. As we work through this transitional period within the ELP business and evaluate our strategic alternatives, we anticipate a continued strong performance from what will now be our core focus. For the third quarter of fiscal 2011, we expect to achieve RMB22-23 million in revenue from education services, which represents 105%-115% year-over-year growth.”
Second Quarter Fiscal 2011 Unaudited Financial Results
Net Revenue. Net revenue for the second quarter of fiscal 2011 was RMB64.2 million (US$9.7 million), representing a 58.6% decrease compared with net revenue of RMB154.9 million for the second quarter of fiscal 2010.
Net revenue from Noah’s traditional ELP business was RMB43.1 million (US$6.5 million), representing a 71.1% decrease from RMB149.1 million in the same period of the previous fiscal year. Net revenue from the education services business was RMB21.1 million (US$3.2 million), a 264% increase compared with the second quarter of fiscal 2010. Net revenue from the Little New Star (“LNS”) business was RMB8.4 million (US$1.3 million), a 44.8% increase compared with RMB5.8 million for the second quarter of fiscal 2010. Net revenue from Shenzhen Wentai Education Industry Development Co., Ltd (“Wentai Education”) was RMB12.7 million (US$1.9 million).

The following table provides a breakdown of sales volume and net revenue for Noah’s traditional ELP business in the second quarter of fiscal year 2011:

	Volume			Net Revenue (RMBm )
			Inc/(Dec)			Inc/(Dec)
Noah	Q2FY11	Q2FY10	(%)	Q2FY11	Q2FY10	(%)
DLD	23,630	91,855	(74.3%)	14.9	67.2	(77.9%)
KLD	44,937	100,032	(55.1%)	14.0	50.1	(72.0%)
E-dictionary	80,249	143,876	(44.2%)	14.2	31.6	(55.0%)
Others	—	—	—	—	0.2

Total	148,816	335,763	(55.7%)	43.1	149.1	(71.1%)

Cost of revenue. Cost of revenue for the second quarter of fiscal 2011 was RMB47.2 million (US$7.2 million), representing a 42.0% decrease from RMB81.4 million in the second quarter 2010. The decrease in cost of revenue for the second fiscal quarter 2011 was mainly due to the decline in sales within the ELP business.
Gross Profit and Gross Margin. Gross profit in the second quarter of fiscal 2011 was RMB17.0 million (US$2.6 million), compared with gross profit of RMB73.5 million in the second quarter of fiscal 2010. The gross margin for the second quarter of fiscal 2011 was 26.4%, compared with 47.4% in the second quarter of fiscal 2010. The decrease in gross profit margin was primarily driven by lower average selling prices across the ELP business due to the increasingly difficult competitive landscape as well as Noah’s decision to offload inventory at discounted prices to maintain an appropriate inventory level.
Operating Expenses. Total operating expenses for the second quarter of fiscal 2011 were RMB84.0 million (US$12.7 million), representing a 16.5% increase from RMB72.1 million in the second quarter of fiscal 2010. The increase was mainly due to a rise in general and administrative expenses as a result of an additional bad debt write down of RMB17 million (US$2.6 million) relating to the ELP business and RMB5.1 million (US$0.8 million) in general and administrative expenses from Wentai Education, which was acquired in July 2010.
Research and development (“R&D”) expenses for the second quarter of fiscal 2011 were RMB13.4 million (US$2.0 million), representing a 4.0% decrease from RMB14.0 million in the second quarter of fiscal 2010. The total decrease in R&D expenses was mainly attributable to a reduction in product development and third party software and content development expenses.
Sales and marketing expenses for the second quarter of fiscal 2011 were RMB32.1 million (US$4.9 million), a 20.1% decrease from RMB40.2 million in the second quarter of fiscal 2010, mainly due to reduced spending on advertising and marketing.
General and administrative (“G&A”) expenses for the second quarter of fiscal 2011 totaled RMB38.4 million (US$5.8 million), a 115.4% increase from RMB17.8 million in the second quarter of fiscal 2010. The increase in G&A expenses was mainly attributable to an additional bad debt write down of RMB17 million (US$2.6 million) from the ELP business and RMB5.1 million (US$0.8 million) from Wentai Education, which was acquired in July 2010.

Loss from Operations. Operating loss for the second quarter of fiscal 2011 was RMB63.6 million (US$9.6 million), compared to operating income of RMB10.1 million in the second quarter of fiscal 2010.
Other Income, Net. Interest income was RMB0.6 million (US$0.1 million) in the second quarter of fiscal 2011, compared to RMB2.7 million in the second quarter of fiscal 2010. Investment income was RMB2.2 million (US$0.3 million) in the second quarter of fiscal 2011, compared with RMB0.5 million in the second quarter of fiscal 2010. Other non-operating income was RMB8.6 million (US$1.3 million) in the second quarter of fiscal 2011, compared with RMB0.5 million in the second quarter of fiscal 2010. Other non-operating income includes RMB8.2 million (US$1.2 million) from foreign exchange gains in the second quarter of fiscal 2011, primarily due to the impact of the US dollar depreciation on intercompany loans.
Net Income/Loss. The Company reported a net loss of RMB53.4 million (US$8.1 million), or a loss of RMB1.44 (US$0.22) per basic and diluted share respectively, for the second quarter of fiscal 2011. This compares with net income of RMB15.4 million, or RMB0.40 and RMB0.39 per basic and diluted share respectively, for the second quarter of fiscal 2010.
Net loss excluding share-based compensation expenses (non-GAAP) for the second quarter ended December 31, 2010 amounted to RMB51.1 million (US$7.7 million), or losses of RMB1.38 (US$0.21) per basic and diluted share respectively.
Liquidity. As of December 31, 2010, Noah had cash, cash equivalents and short-term investments of RMB495.7 million (US$75.1 million). This compares with cash, cash equivalents, short-term deposits and short-term investments of RMB538.3 million as of September 30, 2010.
Business and Operational Highlights
Education Services.
•	LNS added 13 franchise schools in the second fiscal quarter of 2011, and Noah plans to actively expand this network even further going forward.
•
Wentai Education’s management team is actively pursuing targets for new schools or kindergartens to bring under management. As of February 28, 2011, Wentai Education had entered into definitive agreements to convert four additional established kindergartens. These deals are expected to close by the end of third fiscal quarter 2011. The management team is also working with real estate developers to open three additional schools or kindergartens by September 2011. Noah anticipates that Wentai Education will have at least 20 schools and kindergartens under management by the end of 2011, representing twice the number of schools and kindergartens at the time of the close of the acquisition in July 2010.

Electronic Learning Products.
•
Business update: The Company released the NP7700, a high-end digital learning device featuring a flat panel screen, in January 2011. Initial demand was above the Company’s expectations and this product has met consumer demand for modern and sleek devices. During the quarter, Noah focused on the collections process to reduce overall accounts receivable and inventory levels in order to maintain a healthy balance sheet during this transitional period.

•
Distribution Channel Update: Noah continued to work to restore the effectiveness of its distribution network and, during this transitional period, has placed increased focus on collections and on building relationships with vendors possessing the most consistent and timely payment records. This contributed to a RMB57 million reduction in accounts receivable in the second fiscal quarter.

•
Receipt of Offer for ELP business: Taking into account the evolving market conditions, shifts in consumer demand for more versatile and integrated devices, as well as Noah’s desire to focus more heavily on the education services space, the Company is considering various strategic alternatives for the ELP business. Noah has received an indicative non-binding offer (the “Offer”) from Mr. Benguo Tang, one of Noah’s founders, to acquire the ELP business and operating assets (excluding cash and the office building in Chengdu) for a preliminary price range of RMB90 million to RMB120 million. In connection with the submission of the Offer, Mr. Tang has resigned from his role as Noah’s President and Chief Operating Officer (“COO”) and the Board has appointed Mr. Ruchun Zhang as the interim President and COO of the Company, effective on February 24, 2011. On February 15, 2011, the Board established a special committee to fully evaluate all strategic alternatives and options relating to the ELP business.

Financial Outlook for Third Quarter of Fiscal 2011
Based on current estimates and market conditions, Noah expects to generate in the range of RMB22 million (US$3.3 million) to RMB23 million (US$3.5 million) in revenue from education services for the third quarter of fiscal 2011.
This forecast reflects Noah’s current and preliminary view, which is subject to change.
Conference Call
Noah’s senior management will host a conference call at 8:00 a.m. (Eastern) / 5:00 a.m. (Pacific) / 9:00 p.m. (China) on Tuesday, March 1 to discuss its second quarter fiscal 2011 financial results and recent business activities. The conference call may be accessed by calling:

			Toll Free	Toll
United States			1-800-901-5231	1-617-786-2961
China	—	South China Telecom	10-800-130-0399
	—	South China Netcom	10-800-852-1490
	—	North China Telecom	10-800-152-1490
Hong Kong				###-##-####
International				1-617-786-2961
Passcode			“Noah Education” or “Noah” or “NED”
Please dial in 10 minutes before the call is scheduled to begin.

A telephone replay will be available shortly after the call until March 8, 2011 by dialing the following numbers:

	Toll Free	Toll
United States	1-888-286-8010	1-617-801-6888
International Dial In		1-617-801-6888
Passcode	3824 0053
A live webcast and replay will be available on the investor relations page of Noah’s website at http://ir.noahedu.com.cn.
Statement Regarding Unaudited Financial Information
The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on our year-end financial statements, which could result in significant differences from this unaudited financial information.
Currency Convenience Translation
For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB6.6 to US$1.00, the noon buying rate for US dollars in effect on December 30, 2010 for cable transfers of RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.
Use of Non-GAAP Financial Measures
In addition to consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP net income which excludes non-cash share-based compensation. The Company believes that the non-GAAP financial measures provide investors with another method for assessing the Company’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of the Company’s liquidity and when planning and forecasting future periods.
About Noah Education Holdings Ltd.
Noah is a leading provider of education products and services in China. The Company’s core offering includes the development and marketing of interactive educational courseware content, electronic learning products (ELPs), software, as well as the provision of education services. Noah combines standardized educational content with innovative digital and multimedia technologies to create a dynamic learning experience and improve academic performance for children in China. The Company has developed a nationwide sales network, powerful brand image, and accessible and diverse delivery platforms to bring its innovative content to the student population. Noah offers education services in China via Shenzhen Wentai Education Industry Development Co., Ltd (“Wentai Education”), a company focused on early childhood, primary and secondary education services, as well as providing English language training for children under the brand Little New Star in its directly owned training centers and franchised training centers. Noah was founded in 2004 and is listed on the New York Stock Exchange under the ticker symbol NED. For more information about Noah, please visit http://www.noahedu.com.cn.

Safe Harbor Statement
This press release contains forward-looking statements that reflect Noah’s current expectations and views of future events that involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Noah has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. You should understand that our actual future results may be materially different from and worse than what Noah expects. Information regarding these risks, uncertainties and other factors is included in Noah’s most recent Annual Report on Form 20-F and other filings with the SEC.
Contacts

Noah Education Holdings Ltd.	Investor Relations (US)
Jerry He	Kelly Gawlik
Chief Financial Officer and	Taylor Rafferty
Executive Vice President	Tel: +1 (212) 889-4350
Tel: +86 (755) 8204 9263	Email: noahedu@taylor-rafferty.com
Email: jerry.he@noahedu.com

Investor Relations (Hong Kong)
Mahmoud Siddig
Taylor Rafferty
Tel: +852 3196 3712
Email: noahedu@taylor-rafferty.com
— FINANCIAL TABLES FOLLOW —

Noah Education Holdings Ltd.
Consolidated Statements of Operations

	Three months ended			Six months ended
	December 31			December 31
	2009	2010		2009	2010
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	RMB	RMB	USD	RMB	RMB	USD
Net revenue	154,920,928	64,175,230	9,723,520	393,086,151	191,487,668	29,013,283
Cost of revenue	(81,416,401)	(47,209,794)	(7,152,999)	(202,059,721)	(126,971,760)	(19,238,145)

Gross profit (loss)	73,504,527	16,965,436	2,570,521	191,026,430	64,515,908	9,775,138
Research & development expenses	(13,954,413)	(13,396,496)	(2,029,772)	(26,342,239)	(28,395,279)	(4,302,315)
Sales & marketing expenses	(40,191,625)	(32,117,590)	(4,866,301)	(109,458,539)	(73,187,214)	(11,088,972)
General and administrative expenses	(17,803,072)	(38,354,612)	(5,811,305)	(34,204,819)	(67,328,379)	(10,201,270)
Other expenses	(200,067)	(136,946)	(20,749)	(370,701)	(508,847)	(77,098)

Total operating expenses	(72,149,177)	(84,005,644)	(12,728,128)	(170,376,298)	(169,419,719)	(25,669,654)

Other operating income	8,704,294	3,440,851	521,341	21,956,386	7,927,157	1,201,084

Operating income (loss)	10,059,644	(63,599,357)	(9,636,266)	42,606,518	(96,976,654)	(14,693,432)
Derivative gain (loss)	0	0	0	0	0	0
Interest income	2,653,974	586,827	88,913	5,522,604	1,355,843	205,431
Investment income	496,450	2,201,392	333,544	1,618,625	3,962,595	600,393
Other Non-Operating income	457,691	8,609,228	1,304,428	1,125,236	18,409,704	2,789,349

Income before income taxes	13,667,759	(52,201,910)	(7,909,380)	50,872,983	(73,248,512)	(11,098,259)
Income tax (expenses) credit	1,688,276	(1,188,515)	(180,078)	2,291,786	(2,088,991)	(316,514)

Net income (loss)	15,356,035	(53,390,425)	(8,089,458)	53,164,769	(75,337,503)	(11,414,773)
less: Net income attributable to non-controlling interest	0	239,858	36,342	0	641,066	97,131

Net income attributable to controlling interest	15,356,035	(53,630,283)	(8,125,800)	53,164,769	(75,978,569)	(11,511,904)

Net income per share
Basic	0.40	(1.44)	(0.22)	1.39	(2.03)	(0.31)
Diluted	0.39	(1.44)	(0.22)	1.35	(2.03)	(0.31)

Weighted average ordinary shares outstanding
Basic	38,520,916	37,193,760	37,193,760	38,382,081	37,383,306	37,383,306
Diluted	39,535,180	37,193,760	37,193,760	39,398,628	37,383,306	37,383,306

Noah Education Holdings Ltd.
Consolidated Balance Sheet

	September 30	December 31
	2010	2010
	Unaudited	Unaudited	Unaudited
	RMB	RMB	USD
Assets:
Current assets
Cash and cash equivalents	479,032,598	280,766,291	42,540,347
Investments
Trading investment	6,130,434	0	0
Held to maturity investment	16,100,000	214,959,569	32,569,632
Available for sale investment	37,000,000	0	0
Accounts receivables, net of allowance	310,404,826	253,664,008	38,433,941
Related party receivables	414,889	368,505	55,834
Inventories	152,468,154	136,210,813	20,638,002
Prepaid expenses, and other current assets	62,159,786	47,184,516	7,149,169
Deferred tax asset — current	0	0	0

Total current assets	1,063,710,687	933,153,702	141,386,925
Investments	27,742,554	25,367,008	3,843,486
Property, plant and equipment, net	173,706,200	176,057,855	26,675,433
Intangible assets, net	45,371,523	45,319,472	6,866,587
Goodwill	85,438,649	85,438,649	12,945,250
Deferred tax asset	2,058,180	2,058,180	311,845

Total assets	1,398,027,793	1,267,394,866	192,029,525

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	59,459,187	23,748,761	3,598,297
Other payables, accruals,(including other payables,accruals of the consolidated VIEs without recourse to Noah of RMB9,511,077 as of December 31, 2010)	69,937,392	65,252,696	9,886,772

	September 30	December 31
	2010	2010
	Unaudited	Unaudited	Unaudited
	RMB	RMB	USD
Advances from customers	9,033,306	4,280,223	648,519
Income taxes payable,(including other payables,accruals of the consolidated VIEs without recourse to Noah of RMB370,899 as of December 31, 2010	1,104,806	1,556,003	235,758

Deferred revenues,(including other payables,accruals of the consolidated VIEs without recourse to Noah of RMB8,575,715 as of December 31, 2010)	23,551,846	15,156,566	2,296,449

Total current liabilities	163,086,537	109,994,249	16,665,795
Deferred revenues,	6,326,738	6,155,889	932,711
Deferred tax liabilities	4,521,690	4,377,023	663,185

Total non-current liabilities	10,848,428	10,532,912	1,595,896

Total liabilities	173,934,965	120,527,161	18,261,691

Shareholders’ Equity			0
Ordinary shares	15,131	14,763	2,237
Additional paid-in capital	1,048,913,664	1,036,369,505	157,025,683
Accumulated other comprehensive loss	(101,122,187)	(112,243,729)	(17,006,626)
Retained earnings	234,245,656	180,896,744	27,408,598

Total shareholders’ equity	1,182,052,264	1,105,037,283	167,429,891

Minority interest	42,040,564	41,830,422	6,337,943

Total liabilities and shareholders’ equity	1,398,027,793	1,267,394,866	192,029,525

Noah Education Holdings Ltd.
Consolidated Cash Flow Statements

	Three months ended					Six months ended
	December 31					December 31
	2009		2010			2009		2010
	(Unaudited)		(Unaudited)			(Unaudited)		(Unaudited)
	RMB	% of Rev	RMB	USD	% of Rev	RMB	% of Rev	RMB	USD	% of Rev

GAAP net revenue	154,920,928	100.0%	64,175,230	9,723,520	100.0%	393,086,151	100.0%	191,487,668	29,013,283	100.0%

GAAP gross profit (loss)	73,504,527	47.4%	16,965,436	2,570,521	26.4%	191,026,430	48.6%	64,515,908	9,775,138	33.7%
Share-based compensation	71,609	0.0%	69,534	10,535	0.1%	143,218	0.0%	139,067	21,071	0.1%
Non-GAAP gross profit	73,576,136	47.5%	17,034,970	2,581,056	26.5%	191,169,648	48.6%	64,654,975	9,796,208	33.8%

GAAP operating income (loss)	10,059,644	6.5%	(63,599,357)	(9,636,266)	-99.1%	42,606,518	10.8%	(96,976,654)	(14,693,432)	-50.6%
Share-based compensation	2,694,698	1.7%	2,255,558	341,751	3.5%	5,355,601	1.4%	4,511,116	683,502	2.4%
Non-GAAP operating income (loss)	12,754,342	8.2%	(61,343,799)	(9,294,515)	-95.6%	47,962,119	12.2%	(92,465,538)	(14,009,930)	-48.3%

GAAP net income (loss)	15,356,035	9.9%	(53,390,425)	(8,089,458)	-83.2%	53,164,769	13.5%	(75,337,503)	(11,414,773)	-39.3%
Share-based compensation	2,694,698	1.7%	2,255,558	341,751	3.5%	5,355,601	1.4%	4,511,116	683,502	2.4%
Non-GAAP net income	18,050,733	11.7%	(51,134,867)	(7,747,707)	-79.7%	58,520,370	14.9%	(70,826,387)	(10,731,271)	-37.0%

GAAP net income (loss) per share
Basic	0.40		(1.44)	(0.22)		1.39		(2.03)	(0.31)
Diluted	0.39		(1.44)	(0.22)		1.35		(2.03)	(0.31)

Non-GAAP net income (loss) per share
Basic	0.47		(1.38)	(0.21)		1.52		(1.90)	(0.29)
Diluted	0.46		(1.38)	(0.21)		1.49		(1.90)	(0.29)

Noah Education Holdings Ltd.
Consolidated Cash Flow Statements

	For Three Months Ended			For Six Months Ended
	December 31			December 31
	2009	2010	2010	2009	2010	2010
	RMB	RMB	USD	RMB	RMB	USD
Cash flow from operating activities
Net income	15,356,034	(53,390,425)	(8,089,458)	53,164,769	(75,337,504)	(11,414,773)
Adjustments to reconcile net income to net cash provided by operating activities
Amortization of intangible assets	2,953,988	2,994,869	453,768	4,477,047	5,579,072	845,314
Depreciation of PPE	2,393,205	3,879,490	587,802	4,829,267	7,970,945	1,207,719
Allowance for doubtful accounts	0	17,011,238	2,577,460	0	26,657,161	4,038,964
Write-down of excess and obsolete inventories	(48,495)	1,918,725	290,716	2,581,474	1,863,326	282,322
Share-based compensation	2,694,698	2,255,558	341,751	5,355,601	4,511,116	683,502
Write off of fixed assets	0	(128,896)	(19,530)	0	(128,896)	(19,530)
Unrealized loss on trading investment	(162,327)	0	0	(1,284,502)	(706,454)	(107,039)
Realized trading gain	0	(358,377)	(54,300)	0	(358,377)	(54,300)
Exchange difference	(89,314)	(8,140,929)	(1,233,474)	(361,778)	(17,288,577)	(2,619,481)
Changes in current assets and liabilities
Trading investment	3,319,353	6,488,811	983,153	3,322,389	6,561,451	994,159
Accounts receivable	(18,325,563)	39,729,579	6,019,633	(40,377,575)	38,455,338	5,826,566
Notes receivable	0	0	0	0	0	0
Inventories	15,106,448	14,338,616	2,172,518	28,272,597	10,664,098	1,615,772
Prepaid expenses and other current assets	(3,617,767)	14,975,270	2,268,980	1,143,819	26,227,529	3,973,868
Deferred tax asset	(12,521)	0	0	532,156	131,362	19,903
Related party receivables	(47,346)	46,384	7,028	(18,844)	68,698	10,409
Accounts payable	(34,136,313)	(35,710,426)	(5,410,671)	(29,486,479)	(55,379,320)	(8,390,806)
Other payables and accruals	(3,354,325)	(4,684,696)	(709,802)	14,987,769	(13,188,355)	(1,998,236)
Advances from customers	2,252,800	(4,753,083)	(720,164)	(2,470,328)	(5,524,181)	(836,997)
Income tax payable	38,567	451,197	68,363	(450,888)	1,226,853	185,887
Deferred revenue	(615,418)	(8,566,129)	(1,297,898)	1,972,515	(3,684,664)	(558,282)
Deferred tax liabilities	(233,834)	(144,667)	(21,919)	(1,277,556)	(100,663)	(15,252)

Net cash (used in) provided by operating activities	(16,528,130)	(11,787,889)	(1,786,044)	44,911,453	(41,780,043)	(6,330,310)

	For Three Months Ended			For Six Months Ended
	December 31			December 31
	2009	2010	2010	2009	2010	2010
	RMB	RMB	USD	RMB	RMB	USD

Cash flows from investing activities
Acquisition of property, plant and equipment	(7,632,303)	(5,820,886)	(881,952)	(7,874,675)	(10,986,080)	(1,664,558)
Acquisition of intangible assets	(2,795,798)	(2,942,817)	(445,881)	(3,760,798)	(4,601,950)	(697,265)
Acquisition of LNS	0	0	0	(4,485,215)	0	0
Acquisition of Wentai	0	0	0	0	(4,380,923)	(663,776)
Repayment of deposit for investment	0	0	0	0	4,200,000	636,364
Decrease in restricted bank deposit	143,134,858	0	0	43,334,858	60,000,000	9,090,909
Purchase of hold-to-maturity short-term investments	0	(198,859,569)	(30,130,238)	0	(245,959,569)	(37,266,601)
Proceeds from redemption of available for sale investment	0	37,000,000	5,606,061	0	37,000,000	5,606,061

Net cash (used in) provided by investing activities	132,706,757	(170,623,272)	(25,852,011)	27,214,169	(164,728,522)	(24,958,867)

Cash flows from financing activities
Proceeds from Employee option exercised	2,237,749	241,182	36,543	4,461,085	310,704	47,076
Repayment of short term bank loan	0	0	0	(7,000,000)	0	0
Dividend paid to minority shareholders	0	(450,000)	(68,182)	0	(450,000)	(68,182)
Share Repurchase	0	(15,041,268)	(2,278,980)	0	(17,818,804)	(2,699,819)

Net cash provided by (used in) financing activities	2,237,749	(15,250,086)	(2,310,619)	(2,538,915)	(17,958,100)	(2,720,924)

Effect of exchange rate changes on cash and cash equivalents	(7,847)	(605,060)	(91,676)	(38,234)	(1,494,567)	(226,450)
Net increase (decrease) in cash and cash equivalents	118,416,376	(197,661,247)	(29,948,674)	69,586,708	(224,466,665)	(34,010,101)
Cash and cash equivalents at beginning of period	445,051,410	479,032,598	72,580,697	493,911,466	506,727,524	76,776,898
Cash and cash equivalents at end of period	563,459,940	280,766,291	42,540,347	563,459,940	280,766,292	42,540,347